ADVENTO, INC.

8 Jiang gang Qu, Ste 402

Hangzhou, China 310000

Tel: 011-86-13083976291

December 5, 2011

Ms. Jessica Dickerson or Mr. Craig Slivka

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Advento, Inc.

       Amendment No. 6 to

       Registration Statement on Form S-1

       Filed November 29, 2011

       File No. 333-174607

Dear Ms. Dickerson or Mr. Slivka,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Advento, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 9:00 a.m. Eastern Daylight Time on Thursday, December 8, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/S/ Liang Wei Wang

Name: Liang Wei Wang

Title: President, Treasurer and Secretary (Principal Executive, Financial and Accounting Officer)

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